UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28654 / March 24, 2009

_____

In the Matter of   :
                                                                                      :
DFA Investment Dimensions Group Inc.   :
Dimensional Emerging Markets Value Fund Inc.   :
Dimensional Investment Group Inc.   :
The DFA Investment Trust Company and   :
Dimensional Fund Advisors LP   :
6300 Bee Cave Road   :
Building One   :
Austin, TX 78746   :
                                                                                      :
(812-13541)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund
Inc., Dimensional Investment Group Inc., The DFA Investment Trust Company and
Dimensional Fund Advisors LP filed an application on June 11, 2008, and amendments to
the application on December 8, 2008 and March 10, 2009, requesting an order under
section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an
exemption from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b)
of the Act granting an exemption from section 17(a) of the Act. The order would permit
certain management investment companies and unit investment trusts registered under the
Act to acquire shares of certain open end management investment companies or unit
investment trusts registered under the Act that are outside of the same group of investment
companies as the acquiring investment companies.

On February 26, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28637). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and

consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund Inc., Dimensional Investment Group Inc., The DFA Investment Trust Company and Dimensional Fund Advisors LP (File No. 812-13541) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary